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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006

                         Commission File Number 0-18760

                               UNILENS VISION INC.
                 (Translation of Registrant's Name Into English)

                             1910-400 Burrard Street
                   Vancouver, British Columbia, Canada V6C 3A6
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

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Enclosure: Press Release dated August 1, 2006.

   UNILENS VISION INC. DECLARES A SPECIAL CASH DIVIDEND OF US $0.25 PER SHARE

                      QUARTERLY DIVIDEND PLAN ALSO ADOPTED

    LARGO, Fla., Aug. 1 /PRNewswire-FirstCall/ -- The Unilens Vision Inc. (OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI) Board of Directors today declared a cash dividend of US $0.25 per common share, payable August 28, 2006 to stockholders of record at the close of business on August 14, 2006.

    The Company also stated its plan to begin paying a regular quarterly dividend. It is anticipated that the first quarterly dividend will be US $0.075 per common share, payable in November 2006. The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined by the board of directors.

    "The special dividend and the initiation of quarterly dividends are based on our strong balance sheet and projected significant operating cash flows," stated A.W. Vitale, Chairman and Chief Executive Officer of Unilens Vision Inc. "We are pleased to be in a position to return profits back to our dedicated shareholders while continuing to execute our growth strategy."

    About Unilens Vision Inc. -- "The Eye Care Professionals Specialty Contact Lens Company"

    Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Aquaflex, SoftCon, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at http://www.unilens.com . The Company's common stock is listed on the OTC Bulletin Board under the symbol "UVICF" as well as the Canadian TSX Venture Exchange under the symbol "UVI".

    (Note: All financial information in this release is stated in U.S.
Dollars.)

    The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

    For more information, please contact:

    Michael Pecora, CFO, Unilens Vision Inc. at (727) 544-2531

SOURCE  Unilens Vision Inc.
    -0-                             08/01/2006
    /CONTACT: Michael Pecora, CFO, Unilens Vision Inc., +1-727-544-2531/ /Web site: http://www.unilens.com /
    (UVICF UVI UVI.V)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                  UNILENS VISION INC.
                                                  (Registrant)


Date August 1, 2006                               By     /s/ Alfred W. Vitale
                                                         -----------------------
                                                  Name:  Alfred W. Vitale
                                                  Title: President